Exhibit 99.1

ObsEva to Increase Issued Share Capital by Creating Additional Treasury Shares

Geneva, Switzerland and Boston, MA – April 14, 2020 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a Swiss clinical-stage biopharmaceutical company focused on the development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy, announced today that its board of directors approved on April 10, 2020 an increase of its share capital from 48,567,605 to 51,876,001 through the issue of 3,308,396 new registered shares at an issue price of 1/13 of a Swiss Franc each, after registration of 11,941 new shares issued out of the company’s conditional share capital. The 3,308,396 new shares, to be issued out of the company’s authorized capital, will be fully subscribed for by ObsEva USA Inc., its 100% wholly owned subsidiary, and listed on the SIX Swiss Exchange on or around April 29, 2020. The transaction has been decided to provide the group with additional treasury shares that can be used in the future to raise funds in an efficient manner, as well as for the equity plans of the company and its subsidiaries.

About ObsEva

ObsEva is a clinical-stage biopharmaceutical company focused on the clinical development and commercialization of novel therapeutics for serious conditions that compromise a woman’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, preterm labor, and improving IVF outcomes. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol "OBSV" and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office contact

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile